UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   ROPER, WILLIAM A.
   1241 CAVE STREET
   LA JOLLA, CA  92037
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   YEAR ENDED 1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Unit (Phantom Stoc|1 for 1 |4/8/1|A   |31,912 (2) |A  |(3)  |N/A  |Class A Comm|31,912 |$17.455|90,696 (2)  |D  |            |
k) (1)                  |        |999  |    |           |   |     |     |on Stock    |(2)    | (2)   |            |   |            |
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Stock Unit (Phantom Stoc|1 for 1 |     |    |           |   |10/4/|N/A  |Class A Comm|4,568 (|N/A    |4,568 (4)   |D  |            |
k) (4)                  |        |     |    |           |   |01 (5|     |on Stock    |4)     |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Unit (Phantom Stoc|1 for 1 |     |    |           |   |10/3/|N/A  |Class A Comm|6,664 (|N/A    |6,664 (4)   |D  |            |
k) (4)                  |        |     |    |           |   |02 (5|     |on Stock    |4)     |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Stock Unit (Phantom Stoc|1 for 1 |     |    |           |   |10/7/|N/A  |Class A Comm|1,820 (|N/A    |1,820 (4)   |D  |            |
k) (4)                  |        |     |    |           |   |03 (5|     |on Stock    |4)     |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Pursuant to the SAIC Key Executive Stock Deferral
Plan.
(2) Effective August 31, 1999, the Class A Common Stock of SAIC split 4-for-1. This transaction and the end-of-year balance have been adjusted to reflect the stock
split.
(3) Of the units acquired, 14,896 units have have the following annual vesting schedule beginning 4/8/00: 20% in years 1 through 3 and 40% in year 4.  The remaining units are fully vested.
The units are settled in SAIC Class A
Common Stock and are payable upon the reporting person's termination. Unvested units are cancelled upon termination.
(4) Pursuant to the SAIC Management Stock Compensation Plan. The details of the securities held under this Plan are being reported herein solely to reflect the securities on a post-split basis.
(5) The units vest one-third annually beginning on the date indicated.
Unvested units are cancelled upon
termination.
SIGNATURE OF REPORTING PERSON
By: D. Garrett, attorney-in-fact, for W. Roper
DATE
March 14, 2000